JUMA TECHNOLOGY, LLC
154 Toledo Street
Farmingdale, NY 11735

November 5, 2007

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561

Re:	Juma Technology, LLC
Registration Statement on Form SB-2
Filed: October 25, 2007
File No.: 333-146931

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Juma Technology, LLC (the ”Company”) hereby applies for withdrawal of the Registration Statement on Form SB-2 filed on October 25, 2007, together with all exhibits filed thereto, File No. 333-146931 (collectively, the “Registration Statement”).

The Registration Statement covered the resale of certain shares of common stock, par value $.0001 per share, of Juma Technology Corp. by the Selling Securityholders named therein, and was erroneously filed under the Central Index Key (CIK) of the Company, Juma Technology, LLC. Accordingly, the Company hereby applies for withdrawal of the Registration Statement. The Registration Statement has not been declared effective and no securities were offered or sold pursuant to the Registration Statement. The Company respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding the foregoing, please contact the Company's legal counsel, Arthur Marcus, Esq. or John H. Riley, Esq. of Gersten Savage LLP, at 212-752-9700.

Thank you for your assistance in this matter.

JUMA TECHNOLOGY, LLC

By: /s/ Anthony Fernandez
Anthony Fernandez, authorized signatory